Subject to Completion

Preliminary Pricing Supplement dated December 30, 2005

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-122639

PRICING SUPPLEMENT
(To prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number:

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Notes®

Linked to the Gold Spot Price

due April     , 2007

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   The Notes are designed for investors who are seeking exposure to the Gold Spot Price, willing to forego interest payments on the Notes, willing to accept a return that will not exceed the limit described in this pricing supplement and who accept the risk of receiving less than the principal amount of their Notes on the maturity date.

•   There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•   The Notes will not be listed on any securities exchange.

•   The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.:             .

•   The settlement date for the Notes is expected to be February     , 2006.

Payment on the maturity date:

•   The amount you receive on the maturity date will be based upon the percentage change in the level of the Gold Spot Price over the term of the Notes:

•     If the level of the Gold Spot Price has increased, on the maturity date you will receive a payment per unit equal to $10 plus an amount equal to triple the percentage increase of the Gold Spot Price, up to a maximum total payment expected to be between $11.40 and $11.80 per unit, as described in this pricing supplement.

•     If the level of the Gold Spot Price has decreased, on the maturity date you will receive a payment per unit based upon that percentage decrease and, as a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement beginning on PS-7 and in the accompanying prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is January     , 2006.

“Accelerated Return Notes” is a registered mark of Merrill Lynch & Co., Inc.

Pricing Supplement

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Accelerated Return Notes Linked to the Gold Spot Price due April     , 2007 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Gold Spot Price and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on April     , 2007. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

Who determines the Gold Spot Price and what does it reflect?

The Gold Spot Price is a benchmark price used in markets where gold is sold for cash and delivered immediately and is used in the determination of the Redemption Amount as described below.

The London Gold A.M. Fixing and the London Gold P.M. Fixing are internationally published benchmarks for gold. The London Gold A.M. Fixing is the Gold Spot Price at approximately 10:30 a.m. London time, and the London Gold P.M. Fixing is the Gold Spot Price at approximately 3:00 p.m. London time, each as determined by five members of the London Bullion Market Association (the “LBMA”), as described more fully in the section entitled “The Gold Spot Price, the London Gold A.M. Fixing and the London Gold P.M. Fixing” in this pricing supplement.

Please note that an investment in the Notes does not entitle you to any ownership interest, either directly or indirectly, in gold.

The Notes are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this pricing supplement or the accompanying prospectus supplement or prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted to cash. The LBMA has no obligation in connection with the administration, marketing or trading of the Notes.

How has the Gold Spot Price performed historically?

We have included a table and a graph showing the historical month-end London Gold P.M. Fixings as published from January 2000 to November 2005. We have also included a graph showing the historical year-end London Gold P.M. Fixings as published from 1920 to 2004. We have provided this historical information to help you evaluate the behavior of the Gold Spot Price in various economic environments; however, past performance of the London Gold P.M. Fixings is not necessarily indicative of how the London Gold P.M. Fixings or Gold Spot Price will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the percentage and direction of change in the level of the Gold Spot Price over the term of the Notes and will equal:

(i) If the Ending Value is greater than the Starting Value:

$10	+	($30	×	(	Ending Value – Starting Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed an amount expected to be between $11.40 and $11.80 per unit (the “Capped Value”). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) and will be set forth in the final pricing supplement in connection with sales of the Notes.

(ii) If the Ending Value is equal to or less than the Starting Value:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” will equal the average of the Gold Spot Price determined at 10:30 a.m. (the “London Gold A.M. Fixing”) and 3:00 p.m. (the “London Gold P.M. Fixing”) London time and subsequently published by the LBMA on the Pricing Date. We will set forth the Starting Value to you in the final pricing supplement in connection with the sale of the Notes.

The “Ending Value” means the average of the London Gold P.M. Fixing on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s London Gold P.M. Fixing if, during the period shortly before the maturity date of the Notes, there is a disruption in the publication of the London Gold P.M. Fixing.

The opportunity to participate in the possible increases in the level of the Gold Spot Price through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which is expected to represent an appreciation of 14% to 18% over the $10 original public offering price per unit of the Notes. However, in the event that the level of the Gold Spot Price declines over the term of the Notes, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, willing to accept a return that will not exceed the Capped Value, and willing to accept the risk of receiving less than the principal amount of their Notes on the maturity date, in exchange for the ability to participate in changes in the level of the Gold Spot Price over the term of the Notes.

Examples

Set forth below are three examples of Redemption Amount calculations, assuming a hypothetical Capped Value of $11.60, the midpoint of the expected range of $11.40 and $11.80, and a hypothetical Starting Value equal to 497.38:

Example 1—The hypothetical Ending Value is equal to 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 497.38

Hypothetical Ending Value: 397.90

Redemption Amount (per unit)	=	$10	×	(397.90)	=	$8.00
497.38

Example 2—The hypothetical Ending Value is equal to 105% of the hypothetical Starting Value:

Hypothetical Starting Value: 497.38

Hypothetical Ending Value: 522.25

Redemption Amount (per unit)	=	$10	+	($30	×	(522.25 - 497.38))	=	$11.50
497.38

Example 3—The hypothetical Ending Value is equal to 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 497.38

Hypothetical Ending Value: 596.86

Redemption Amount (per unit)	=	$10	+	($30	×	(596.86 - 497.38))	=	$11.60	(Redemption Amount cannot be greater than the Capped Value)
497.38

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Gold Spot Price. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the security. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Gold Spot Price. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Gold Spot Price and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the percentage and direction of change in the level of the Gold Spot Price. Because the level of the Gold Spot Price is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return is limited and will not reflect the return on a direct investment in gold

The opportunity to participate in the possible increases in the level of the Gold Spot Price through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which is expected to represent an appreciation of between 14% and 18% over the $10 original public offering price per unit of the Notes. However, in the event that the level of the Gold Spot Price declines over the term of the Notes, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 original public offering price. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Gold Spot Price and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price. This is due to, among other things, the fact that the $10 original public offering price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

There are risks associated with investing in gold

The commodity markets, including the gold markets, are generally subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

The Gold Spot Price is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Changes in the methodology used to calculate the London Gold P.M. Fixing or changes in laws or regulations may affect the Redemption Amount

The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the London Gold P.M. Fixing. Any such change could cause a decrease in the London Gold P.M. Fixing, which would adversely affect the Redemption Amount and the value of the Notes.

In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. Any such event could adversely affect the Gold Spot Price and, correspondingly, could adversely affect the Redemption Amount and the value of the Notes.

The Starting Value and Ending Value will be determined differently

Although the Ending Value will be determined by averaging the London Gold P.M. Fixings on five business days shortly before the maturity of the Notes, as more fully discussed in the section entitled “Description of the Notes” in this pricing supplement, the Starting Value will equal the average of the London Gold A.M. Fixing and the London Gold P.M. Fixing on the Pricing Date. The Gold Spot Price may increase or decrease substantially during the course of a single day, and the Starting Value may be higher or lower than the London Gold P. M. Fixing on the pricing date. Since a higher Starting Value will result in a lower return on the

Notes for any given Ending Value, investors may receive a lower return than they would if the Starting Value were based on the London Gold P.M. Fixing alone, rather than an average.

Lack of Regulation by the CFTC

The Notes are debt securities that are direct obligations of ML&Co. The net proceeds to be received by ML&Co. from the sale of the Notes will not be used to purchase or sell gold on the London bullion market for the benefit of holders of the Notes. An investment in the Notes does not constitute either an investment in gold or in a collective investment vehicle that trades in gold. Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO, and holders of the Notes will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

You must rely on your own evaluation of the merits of an investment linked to gold

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in the price of gold. These views are sometimes communicated to clients who participate in gold or precious metal markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in gold or precious metal markets may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in gold or precious metal markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the gold or precious metal markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future gold price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Gold Spot Price. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future gold price movements constitutes a recommendation as to the merits of an investment in the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Gold Spot Price. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Gold Spot Price is expected to affect the trading value of the Notes.    We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Gold Spot Price exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Gold Spot Price exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the level of the Gold Spot Price will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Suspensions or disruptions of gold trading may adversely affect the value of the Notes.    The precious metals markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the value of the Notes.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

Changes in the rate of inflation and expectations regarding the rate of inflation are expected to affect the trading value of the Notes.    We expect that changes in the rate of inflation and expectations regarding such changes will affect the trading value of the Notes. Generally, if inflation increases or is expected to increase, we expect the trading value of the Notes will increase and, conversely, if inflation decreases or is expected to decrease, we expect the trading value of the Notes will decrease.

Changes in the volatility of the Gold Spot Price is expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Gold Spot Price increases or decreases, the trading value of the Notes may be adversely affected. The volatility of gold or related futures is affected by a variety of factors, including governmental programs and policies, national and international political and economic events, changes in interest and exchange rates and trading activity in primary and related futures contracts. Gold volatility is also affected by the relative strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted. Furthermore, declines in the price and value of gold can be caused by large sales by the official sector comprised of governments, central banks and related institutions, negative changes in the views of the speculative and investment community concerning the price and value of gold, or significant increases in the level of gold hedging activity by gold producers. It is not possible for us to predict the aggregate effect of one or any combination of these factors on the volatility of gold or the Redemption Amount.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease.    We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Gold Spot Price. This difference will reflect a “time premium” due to expectations concerning the level of the Gold Spot Price during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Gold Spot Price over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Gold Spot Price will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell gold or futures or options contracts on or related to gold for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the Gold Spot Price in a manner that would be adverse to your investment in the Notes.

Potential conflicts of interest could arise

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the London Gold P.M. Fixing. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on April     , 2007. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                     .

While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the Calculation Agent and will equal:

(i)  If the Ending Value is greater than the Starting Value:

$10	+	($30	×	(	Ending Value – Starting Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed an amount expected to be between $11.40 and $11.80 per unit (the “Capped Value”). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) and will be set forth in the final pricing supplement in connection with sales of the Notes.

(ii)  If the Ending Value is equal to or less than the Starting Value:

$10	×	(	Ending Value	)
Starting Value

The “Starting Value” will equal the average of the Gold Spot Price determined at 10:30 a.m. (the “London Gold A.M. Fixing”) and 3:00 p.m. (the “London Gold P.M. Fixing”) London time and subsequently published by LBMA on the Pricing Date. We will set forth the Starting Value to you in the final pricing supplement in connection with sales of the Notes.

The “Ending Value” will be determined by the Calculation Agent and will equal the average of the London Gold P.M. Fixings determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the London Gold P.M. Fixings on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the London Gold P.M. Fixing on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the Gold Spot Price at 3:00 p.m. London time as quoted by another publicly available source, selected by the Calculation Agent in its reasonable judgment, on the last scheduled Business Day in the Calculation Period, or, if such other source is available, as determined by the Calculation Agent in its sole discretion and in good faith.

The “Calculation Period” means the period from and including the seventh scheduled Business Day before the maturity date to and including the second scheduled Business Day before the maturity date.

A “Calculation Day” means any Business Day during the Calculation Period on which a disruption in the market has not occurred.

A “Business Day” means any day on which commercial banks are open for business in London and New York, the London bullion market is open for trading and the London Gold P.M. Fixing is determined and published.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a hypothetical Starting Value of 497.38, the average of the London A.M. Fixing and London P.M. Fixing as of December 22, 2005, and a range of hypothetical Ending Values:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the spot price of gold, which includes an assumed 1-year lease rate for gold of 0.16% per annum, as more fully described below.

The table below includes a hypothetical Capped Value of $11.60, the midpoint of the expected range of $11.40 and $11.80.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return on the spot price of gold(1)(2)
248.69	–50%	$ 5.00	–50%	–51.28%	–51.09%
298.43	–40%	$ 6.00	–40%	–39.23%	–39.05%
348.16	–30%	$ 7.00	–30%	–28.28%	–28.11%
397.90	–20%	$ 8.00	–20%	–18.19%	–18.03%
447.64	–10%	$ 9.00	–10%	–8.81%	–8.64%
457.59	–8%	$ 9.20	–8%	–7.00%	–6.84%
467.53	–6%	$ 9.40	–6%	–5.22%	–5.06%
477.48	–4%	$ 9.60	–4%	–3.46%	–3.30%
487.43	–2%	$ 9.80	–2%	–1.72%	–1.56%
497.38(3)	0%	$10.00	0%	0.00%	0.16%
507.32	2%	$10.60	6%	5.04%	1.86%
517.27	4%	$11.20	12%	9.93%	3.54%
527.22	6%	$11.60(4)	16%	13.10%	5.20%
537.17	8%	$11.60	16%	13.10%	6.85%
547.11	10%	$11.60	16%	13.10%	8.47%
596.85	20%	$11.60	16%	13.10%	16.36%
646.59	30%	$11.60	16%	13.10%	23.89%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from December 23, 2005 to February 23, 2007, a term expected to be equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate spot price of gold that equals the percentage change in the Gold Spot Price from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant lease rate of 0.16% per annum, paid quarterly from the date of of initial delivery of the Notes, applied to the value of the Gold Spot Price at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value, which for purposes of this table is assumed to be $11.60, the midpoint of the expected range of $11.40 and $11.80.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of     % per annum, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE GOLD SPOT PRICE, THE LONDON GOLD A.M. FIXING AND THE LONDON GOLD P.M. FIXING

The Gold Spot Price is a benchmark price used in the markets where gold is sold for cash and delivered immediately. The Gold Spot Price is published by Bloomberg L.P. (“Bloomberg”) under the symbol GOLDS. The London Gold A.M. Fixing and the London Gold P.M. Fixing, are internationally published benchmarks of the Gold Spot Price as determined at 10:30 a.m. and 3:00 p.m., respectively. London time by the London Bullion Market Association (the “LBMA”) and published on Bloomberg page GLDL. The London Gold A.M. Fixing and the London Gold P.M. Fixing are determined by five market-making members of the LBMA. These members meet each London business day at 10:30 a.m. to determine the London Gold A.M. Fixing (the morning fixing price) and at 3:00 p.m. to determine the London Gold P.M. Fixing (afternoon fixing price). The five members are the Bank of Nova Scotia–ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA and Société Générale.

The London bullion market is an “over-the-counter” (OTC) market, as opposed to an exchange traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the Notes does not entitle you to any ownership interest, either directly or indirectly, in gold.

The Notes are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this prospectus supplement or the accompanying prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted to cash. The LBMA has no obligation in connection with the administration, marketing or trading of the Notes.

Historical Gold Spot Prices

The following graph sets forth the London Gold P.M. Fixings on the last Business Day of each year from 1920 through 2004. The historical performance of the Gold Spot Price should not be taken as an indication of future performance, and no assurance can be given that the level of the Gold Spot Price will not decline and thereby reduce the Redemption Amount which may be payable to you on the maturity date.

Set forth below are the London Gold P.M. Fixings on the last Business Day of each month from January 2000 to November 2005:

	2000	2001	2002	2003	2004	2005
January	283.30	264.50	282.30	367.50	399.75	422.15
February	293.65	266.70	296.85	347.45	395.85	435.45
March	276.75	257.70	301.40	334.85	423.70	427.50
April	275.05	263.15	308.20	336.75	388.50	435.70
May	272.25	267.50	326.60	361.40	393.25	414.45
June	288.15	270.60	318.50	346.00	395.80	437.10
July	276.75	265.90	304.65	354.75	391.40	429.00
August	277.00	273.00	312.80	375.60	407.25	433.25
September	273.65	293.10	323.70	388.00	415.65	473.25
October	264.50	278.75	316.90	386.25	425.55	470.75
November	269.10	275.50	319.05	398.35	453.40	495.65
December	274.45	276.50	347.20	416.25	435.60

The following graph sets forth the historical month-end performance of the London Gold P.M. Fixings presented in the preceding table. Past movements of the London Gold P.M. Fixings are not necessarily indicative of future London Gold P.M. Fixings. The London Gold A.M. Fixing on December 22, 2005 was $494.75 and the London Gold P.M. Fixing on December 22, 2005 was $500.00.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities (except to the extent specifically discussed below), dealers in securities or currencies, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Gold Spot Price. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, as the case may be, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Gold Spot Price, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for United States federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004, the three-month and six-month periods ended July 1, 2005 and June 25, 2004 and the three-month and nine-month periods ended September 30, 2005 and September 24, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005, July 1, 2005 and September 30, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-13
Calculation Agent	PS-6
Calculation Day	PS-13
Calculation Period	PS-13
Capped Value	PS-4
Ending Value	PS-4
LBMA	PS-3
London Gold A.M. Fixing	PS-4
London Gold P.M. Fixing	PS-4
Notes	PS-1
Pricing Date	PS-4
Redemption Amount	PS-4
Starting Value	PS-4

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Notes

Linked to the Gold Spot Price

due April     , 2007

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

January         , 2006